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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated November 1, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

KINBAURI SIGNS 20,000 M INFILL DRILLING CONTRACT AT EL VALLE

Vancouver, B.C., November 1st, 2007 – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K) (“Buffalo”) is pleased to announce that Kinbauri Gold Corp. (TSX-V: KNB) ("Kinbauri") has announced two new planned drilling programs at the El Valle project, including a 20,000 metre infill program designed to upgrade current resources to reserves.

Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company's on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.) In a news release issued earlier today, Kinbauri reported:

“…that it has signed a contract with Geonor Sondeos y Perforacionnes of La Coruña, Asturias, Spain to complete 20,000 metres of underground diamond drilling at El Valle between January 1st, 2008 and July 30th, 2008.  This drilling is an infill program designed to convert existing resources into reserves within Area 107 and the Black Skarn zone.  These zones will be the focus of mining upon start-up of the mill at El Valle.  Kinbauri is expected to be in receipt of a N.I. 43-101 compliant resource update for Area 107 and the Black Skarn North zones by mid-November.  Results from Kinbauri’s recently completed 6,273 metre drill program, which will form the basis of this update, can be reviewed in releases of July 19, 2007, August 27, 2007, September 11, 2007 and October 16, 2007; see also Schedule A.

A second contract is in the planning stages to complete exploratory drilling to expand the Black Skarn and Area 107 zones to the west of their present extent.  On-going drifting will allow reasonable drilling access to this relatively unexplored area where previous drill holes by Rio Narcea Gold mines Ltd. (“RNGM”) had encountered the following intersections (RNGM’s quality control is reported in Kinbauri’s release of January 16, 2007 and meet or exceed N.I. 43-101 requirements: true widths are approximately 50% of reported intervals):

•

VAL 2049

7.6m @ 13.4g Au/t, 3.4% Cu; Area 107

•

VAL 1033

14.6m @ 11.0g Au/t, 0.9% Cu; Area 107

•

VAL 1032

42.9m @ 2.8g Au/t, 0.9% Cu; Black Skarn

including

6.5m @ 6.3g Au/t, 0.1% Cu; Area 107…”

For the complete news release and the accompanying Schedule A, please see the original Kinbauri news release dated today, November 1st, 2007.

About Kinbauri Gold Corp.

Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex there.  It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted.  For more details on the company please see the website www.kinbauri-gold.com.

About Buffalo Gold Corp.

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company’s portfolio of gold projects including the Furtei Mine in Sardinia, the advanced Mt. Kare project in PNG and several exploration properties in Australia. To find out more about Buffalo Gold Ltd. (TSX-V:BUF), please visit the company website www.buffalogold.ca .

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

For further information on Buffalo Gold Ltd.

please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian R. McEwen”

Brian R. McEwen,

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.  BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT’S ESTIMATES OR OPINIONS SHOULD CHANGE.  THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

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